EXHIBIT 32.2

Certification by the Chief Executive Officer
of Boardwalk Pipelines, LLC
pursuant to 18 U.S.C. Section 1350
(as adopted by Section 906 of the
Sarbanes-Oxley Act of 2002)

Pursuant to 18 U.S.C. Section 1350, the undersigned chief financial officer of Boardwalk Pipelines, LLC (the "Company") hereby certifies, to such officer's knowledge, that the Company's quarterly report on Form 10-Q for the period ended March 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jamie L. Buskill
Jamie L. Buskill
Vice President and Chief Financial Officer
(Principal Financial Officer)
Boardwalk Pipelines, LLC
May 5, 2005